BOK FINANCIAL 401(k) PLAN

(formerly, the BOK Financial Thrift Plan for Salaried Employees)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2008 and 2007

WITH

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrative Committee
BOK Financial 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the BOK Financial 401(k) Plan (formerly, the BOK Financial Thrift Plan for Salaried Employees) (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. Tullius Taylor Sartain & Sartain LLP audited the financial statements of the Plan for the year ended December 31, 2007, and merged with Hogan & Slovacek P.C. to form HoganTaylor LLP, effective January 7, 2009.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 29, 2009

BOK FINANCIAL 401(k) PLAN
(formerly, the BOK Financial Thrift Plan for Salaried Employees)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007

Assets
Investments, at fair value (See Note 3)	$148,207,718	$189,950,281
Cash	1,014,100	991,473
Employer contribution receivable	996,399	952,891
Due from broker	118,779	230,746
Accrued interest receivable	132,155	119,306

Total assets	150,469,151	192,244,697

Liabilities
Due to broker	1,102,687	1,135,463

Net assets available for benefits, at fair value	149,366,464	191,109,234

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,121,274	—

Net assets available for plan benefits	$150,487,738	$191,109,234

See notes to financial statements.

BOK FINANCIAL 401(k) PLAN
(formerly, the BOK Financial Thrift Plan for Salaried Employees)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2008

Investment income (loss):
Net depreciation in value of investments	$(56,865,932)
Interest and dividends	3,052,638

Total investment loss	(53,813,294)

Contributions:
Participants	16,071,264
Employer	11,480,181
Rollovers	2,278,940

Total contributions	29,830,385

Deductions from net assets:
Benefit payments	18,159,562
Administrative expenses	6,760

Total deductions	18,166,322

Net transfer of assets from the BOK Financial Thrift Plan for Hourly Employees as of October 6, 2008 (see Note 5)	1,527,735

Net decrease	(40,621,496)

Net assets available for benefits:
Beginning of year	191,109,234

End of year	$150,487,738

See notes to financial statements.

BOK FINANCIAL 401(k) PLAN
(formerly, the BOK Financial Thrift Plan for Salaried Employees)

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Note 1 – Description of Plan

The following description of the BOK Financial 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of BOK Financial Corporation (BOKF) and its subsidiaries and affiliates (collectively, the Employer or Company). An eligible employee may enter the Plan on the first day of the month following the date the employee is credited with one full month of service. All new eligible employees are automatically enrolled in the Plan at a 3.00% contribution rate unless the employee designates on the enrollment form not to participate or to participate at another allowable contribution rate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Bank of Oklahoma N.A. (Plan Administrator), subsidiary of BOKF, holds and manages the assets of the Plan, maintains participant account records and makes distributions to Plan participants.

Effective October 6, 2008, the Company amended its existing BOK Financial Thrift Plan for Salaried Employees by adopting the Bank of Oklahoma, N.A. Defined Contribution Prototype Plan and Trust as a restated plan and combined with the BOK Financial Thrift Plan for Hourly Employees.

Contributions

Participants may elect to contribute a percentage of their compensation up to the maximum allowable by federal regulation (as defined by the Plan) on a pre-tax basis pursuant to a salary reduction agreement filed with the Plan Administrator. In addition, participants may make after-tax contributions, which shall not exceed 6.00% of each participant’s compensation; however, the combination of pre-tax and after-tax contributions cannot be more than the annual legal limit on the total amount that may be contributed to this type of plan (as defined by the Plan). Participants may also make Roth 401(k) contributions to the Plan not to exceed the annual legal limit. Participants who attained age 50 on or before December 31, 2008, were allowed to make a pre-tax catch-up contribution of an additional $5,000 above the maximum allowable by federal regulation.

Participants may elect investment in any of 12 registered investment companies, the Bank of Oklahoma, N.A. Managed Allocation Portfolios (MAP) which are collective investment funds, the Bank of Oklahoma, N.A. Strategic Allocation Fund (SAF) which is a collective investment fund, and BOKF Common Stock. Participants may also elect in a self-directed option that allows them to invest in a variety of marketable securities in accordance with the Plan document. During 2008, the Employer authorized the following modifications to the investment selections available to participants: (a) removal of Hotchkis and Wiley Mid-Cap Value Fund and (b) addition of Pimco Total Return Institutional Fund, Columbia Mid-Cap Value-Z Fund and MAP 2060 Fund.

The Employer contributes a matching contribution to the Plan. The matching contribution may be made in cash or in shares of BOKF Common Stock. In 2008, the entire matching contribution of $11,480,181 was made in cash.

The Employer matching contribution ranged from $.50 to $2.00 for each dollar of the participant’s contributions, up to 6.00% of compensation per pay period, based on each participant’s years of service as follows:

Years of Service	Matching Percentage

Less than four years	50.00%
At least four, but less than ten years	100.00%
At least ten, but less than fifteen years	150.00%
Fifteen or more years	200.00%

Matching contributions for the 2008 plan year are limited to a certain dollar amount (ranging from $6,900 to $27,600) based on the participant’s years of service. The Company also makes a special contribution for participants making less than $40,000. This special contribution (Qualified Non-Elective Contribution) is $750 for participants making less than $30,000 and phases out for participants making $30,000 to $40,000. The special contribution for the 2008 plan year was $997,800.

The Employer may, at its sole discretion, make an additional discretionary contribution to the Plan. There was no discretionary contribution in 2008.

Participant accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s contribution and (b) Plan earnings and charged with administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants vest in Employer matching contributions based upon years of service, as defined by the Plan. Participants are 100.00% vested upon completion of four years of service and are immediately vested in their deferred (pre-tax), Roth 401(k) and after-tax contributions, and the actual earnings thereon.

Participant loans

Participants may borrow against their accounts in amounts of not less than $1,000 and not to exceed the lesser of $50,000 or 50.00% of the participant’s vested account balance. Loans will bear interest based on the current banking prime rate when the loan is requested and may not exceed a five-year term, unless the proceeds are used to acquire the primary residence of the participant, in which case the maximum term may be 25 years. Repayment is made by payroll withholdings, and the maximum number of loans a participant may have outstanding at one time is two. The loans are secured by the balance in the participant’s account. Interest rates are based on the Chase prime rate and range from 3.25% to 7.25% at December 31, 2008.

Payment of benefits

A participant, who terminated employment with a vested account balance of less than $1,000, excluding rollover contributions, will receive a lump-sum payment. If the participant’s vested balance exceeds $1,000, but is less than $5,000 (excluding rollover contributions), and the participant has not elected to receive payment directly, transfer to another eligible retirement plan or a direct rollover, the Plan will pay the distribution in a direct rollover to an individual retirement account designated by the Plan Administrator. Balances over $5,000 are not distributed without the participant’s consent. Prior to May 1, 2007, in lieu of lump-sum payment, a participant who terminated employment after his or her 65th birthday or attaining age 60 and completing 10 years of service, was entitled to elect monthly, quarterly, semi-annual, or annual installment payments to be paid over a period not to exceed 10 years from the benefit commencement date. The installments may be accelerated at the direction of the participant. Effective May 1, 2007, only lump-sum payments are allowed.

Forfeitures

At December 31, 2008 and 2007 forfeited nonvested accounts totaled $108,519 and $94,723, respectively. These accounts will be used to reduce future employer contributions. In 2008, employer contributions were reduced by $116,481 from forfeited nonvested accounts.

Plan termination

The Employer expects to continue the Plan indefinitely. However, the Employer reserves the right to discontinue the Plan or to amend the Plan, in whole or in part, from time-to-time. In the event of Plan termination, participants will become 100.00% vested in their accounts.

Note 2 – Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Administrative expenses

The Employer pays all administrative expenses except for loan origination fees and fees related to self-directed common stocks, bonds and registered investment companies, which are paid by the participants.

Investment valuation and income recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

As described in Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made, plus earnings, less withdrawals and administrative expenses. The Plan’s investments include the SEI Stable Asset Fund, a collective trust that invests in a variety of fully benefit-responsive investment contracts. As required by the FSP, the statements of net assets available for benefits present the fair value of the SEI Stable Asset Fund and the adjustment from fair value to contract value, and the Statement of Changes in Net Assets Available for Benefits excludes the changes in fair value for the SEI Stable Asset Fund.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Effects of recently issued statements of financial accounting standards

On January 1, 2008, the Plan adopted FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. This pronouncement did not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2, Effective Date of FASB Statement No. 157 (FSP FAS 157-2), which defers the effective date of FAS 157 for one year for non-financial assets and non-financial liabilities that are not disclosed at fair value in the financial statements on a recurring basis. FSP FAS 157-2 did not defer the recognition and disclosure requirements for financial or non-financial assets and liabilities that are measured at least annually. In February 2008, the Plan adopted FSP FAS 157-2. The effect of the adoption of FAS 157 and FSP FAS 157-2 did not have a material effect on the changes in net assets or the financial position of the Plan.

Note 3 – Investments

Investments representing 5% or more of plan assets

The following presents investments at fair value that represent 5% or more of the Plan’s net assets:

	December 31,

	2008	2007

BOKF Common Stock	$21,000,318	$23,607,005
Cavanal Hill Cash Management Fund (formerly American Performance Cash Management Fund)	17,523,637	11,103,959
Cavanal Hill Intermediate Bond Fund (formerly American Performance Intermediate Bond Fund)	7,931,488	8,898,330
SEI Stable Asset Fund*	11,548,152	8,726,114
Neuberger and Berman Genesis Trust Fund	17,419,722	27,318,900
Dodge and Cox Stock Fund	14,632,341	28,388,284
Vanguard Institutional Index	13,179,762	20,815,268
American Growth Fund of America	6,012,083	9,714,604
Bank of Oklahoma, N.A. International Strategic Allocation Fund	6,127,945	12,310,271
Investments that represent less than 5% in 2008 and 2007	32,832,270	39,067,546

Total investments	148,207,718	189,950,281

Adjustment from fair value to contract value for SEI Stable Asset Fund	1,121,274	—

	$149,328,992	$189,950,281

* SEI Stable Asset Fund at contract value is $12,669,426.

Net depreciation in fair value of investments

The Plan’s investments are held by a bank-administered trust fund at Bank of Oklahoma, N.A. Trust Division (the Trustee). During 2008, the Plan’s investments (including investments purchased and sold, as well as held during the year) depreciated in fair value as follows:

Net Depreciation in Fair Value of Investments

BOKF Common Stock	$4,291,686
Registered investment companies	45,408,793
Self-directed common stocks	459,466
Self-directed registered investment companies	459,307
Self-directed bonds	10,877
Collective investment trusts	6,235,803

$56,865,932

The global credit and liquidity crisis that began in 2008 had a significant adverse impact on the reported fair values of the Plan’s investments at December 31, 2008. The worldwide crisis continues into 2009; financial markets continue to be uncertain and volatile. The timing of an economic recovery fueling a recovery in world financial markets is not predictable. As a result, it is at least reasonably possible that the fair values of the Plan’s investments will be materially affected in the near term.

Participants should refer to the fund prospectus or other investment document for information on a fund’s investment risk, objective, fees and expenses.

Fair value of financial instruments

FAS 157 defines fair value, establishes a consistent framework for measuring fair value and establishes a fair value hierarchy based on the observability of inputs used to measure fair value. These different levels of valuation hierarchy are described below:

•	Level 1 – Quoted prices in active markets for identical, unrestricted assets or liabilities;

•	Level 2 – Quoted prices for similar assets or liabilities in active markets or inputs other than quoted prices that are observable; and

•	Level 3 – Significant unobservable prices or inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

BOKF common stock, other common stocks and bonds: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective investment trusts: Valued at the NAV of shares held by the Plan at year end. The NAV is provided by the collective investment trusts’ trustee, which is Bank of Oklahoma, N.A., and is derived from market quotes for identical assets.

Stable asset fund: Fair value is determined by the independent fund manager, which is derived from quoted prices for similar assets or liabilities in active markets or other observable quoted prices.

Participant loans: Valued at amortized cost, which approximates fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2008:

	Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

BOKF common stock, other commons stocks, bonds and registered investment companies	$109,416,624	$—	$—	$109,416,624
Collective investment trusts	—	22,012,290	—	22,012,290
Stable asset fund	—	11,548,152	—	11,548,152
Participant loans	—	—	5,230,652	5,230,652

Total assets at fair value	$109,416,624	$33,560,442	$5,230,652	$148,207,718

The following table presents a reconciliation of Level 3 assets measured at fair value for the period January 1, 2008 to December 31, 2008:

Participant Loans

Balance, beginning of year	$5,020,730
Issuances and settlements, net	209,922

Balance, end of year	$5,230,652

Note 4 – Stable Asset Fund

As described in Note 2, the Plan’s investments include the SEI Stable Asset Fund (the Fund), a collective investment trust that invests in a variety of fully benefit responsive investment contracts such as guaranteed investment contracts (GICs), synthetic GICs, and separate account contracts issued by insurance companies and other financial institutions.

Traditional GICs are backed by the general account of the issuer and the Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.

Separate account contracts are similar to traditional GICs, except that the underlying assets are held in a separate account contract for the benefit of the Fund. A synthetic GIC is an investment contract issued by an insurance company or bank, backed by a portfolio of bonds as well as other fixed income securities that are owned by the Fund. The issuer guarantees that all qualified separate account contracts and synthetic GIC withdrawals will occur at contract value.

The Fund expects that each unit will have a constant value of $1.00, but there can be no assurance that a unit’s value will remain constant at $1.00. Unanticipated events such as a GIC issuer’s inability to meet its obligations or significant withdrawal requests by participants in the Fund, could affect the recoverability of assets including the underlying investment securities of synthetic GICs.

The issuing companies’ ability to meet their own obligations under the contracts may be affected by changes in Federal and state laws and regulations governing these industries, as well as the development of unfavorable economic conditions and trends impacting the industries or specific companies that are party to the contracts. A substantial portion of the Fund’s investment securities underlying synthetic GICs at December 31, 2008 were invested in commingled bond funds, mortgage-backed securities, and asset-backed securities. Therefore, the Fund may be subject to greater risk than a fund that does not invest in these industries.

As described in Note 2, the statements of net assets available for benefits present the fair value of the Fund and the adjustment from fair value to contract value. The fair value of the Fund was $11,548,152 and $8,726,114 at December 31, 2008 and 2007, respectively. The adjustment from fair value to contract value was $1,121,274 at December 31, 2008. The fair value approximated contract value at December 31, 2007.

Note 5 – Plan Combination

As described in Note 1, effective October 6, 2008, the Company amended its existing BOK Financial Thrift Plan for Salaried Employees (the Salaried Plan) by adopting the Bank of Oklahoma, N.A. Defined Contribution Prototype Plan and Trust as a restated plan and combined with the BOK Financial Thrift Plan for Hourly Employees (the Hourly Plan). The Statement of Changes in Net Assets Available for Benefits includes the net transfer of assets from the Hourly Plan as of October 6, 2008, totaling $1,527,735. The Statement of Net Assets Available for Benefits at December 31, 2008, includes all assets and liabilities of both the Salaried and Hourly Plans.

Below is a condensed pro forma Statement of Changes in Net Assets Available for Benefits which includes the combined Hourly and Salaried Plan changes from January 1, 2008 through December 31, 2008.

Investment income (loss):
Net depreciation in fair value of investments	$(56,912,944)
Interest and dividends	3,071,612

Total investment loss	(53,841,332)

Total contributions (rollovers and employer and participant contributions)	30,103,936

Total deductions (benefit payments and administrative expenses)	18,419,641

Net decrease	(42,157,037)

Net assets available for benefits:
Beginning of year	192,644,775

End of year	$150,487,738

Note 6 – Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Note 7 – Reconciliation of Financial Statements to the Form 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	December 31,

	2008	2007

Net assets available for benefits per the financial statements	$150,487,738	$191,109,234
Adjustment from contract value to fair value for fully benefit responsive contracts	(1,121,274)	—
Less: benefits payable	(19,934)	(2,845)

Net assets available for benefits per the Form 5500	$149,346,530	$191,106,389

The following is a reconciliation of net depreciation in value of investments per the financial statements to the Form 5500:

December 31, 2008

Net depreciation in value of investments per the financial statements	$56,865,932
Adjustment from contract value to fair value for fully benefit responsive contracts	1,121,274

Net depreciation in value of investments to participants per the Form 5500	57,987,206

The following is a reconciliation of benefit payments per the financial statements to the Form 5500:

Year ended December 31, 2008

Benefit payments per the financial statements	$18,159,562
Add: benefits payable at end of year	19,934
Less: benefits payable at beginning of year	(2,845)

Benefit payments to participants per the Form 5500	$18,176,651

Benefits payable are recorded on the Form 5500 for payments to participants that have been processed and approved for payment prior to December 31, but not yet paid.

Note 8 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 9 – Related Parties

The Plan holds investments in funds that are part of the Cavanal Hill mutual fund family.

Cavanal Hill Investment Management, Inc. (formerly, AXIA Investment Management, Inc.), a wholly owned subsidiary of Bank of Oklahoma, N.A. (BOk), is the administrator to and investment advisor for the Cavanal Hill Funds (formerly, the American Performance Funds), a diversified, open-ended investment company established as a business trust under the Investment Company Act of 1940. BOk is custodian of investments owned by the Cavanal Hill Funds and BOSC, Inc., a subsidiary of BOKF, is distributor of the Funds. A BOk executive officer serves on the Cavanal Hill Funds’ board of trustees and BOk officers serve as president and secretary of the Cavanal Hill Funds. A majority of the members of the Cavanal Hill Funds’ board of trustees are, however, independent of BOk and the Cavanal Hill Funds are managed by its board of trustees. Participants should refer to the Cavanal Hill Funds prospectus for additional information.

A portion of the Plan’s assets are invested in BOKF stock. Since BOKF is the Plan Sponsor, investments involving BOKF stock qualify as party-in-interest transactions.

The Plan is authorized to include Bank of Oklahoma, N.A. Managed Allocation Portfolio (MAP) Funds as investment options. The MAP Funds include six different managed funds designed to meet different risk tolerances and years to retirement. The portfolios are comprised of different asset classes, capitalizations and investment styles. The Plan is authorized to include the Bank of Oklahoma, N.A. International Strategic Allocation Fund (SAF) as an international investment option. Cavanal Hill serves as investment advisor and BOk serves as custodian and administrator to the MAP Funds and SAF.

All the above transactions are exempt from prohibited transactions rules.

Note 10 – Subsequent Event

Effective March 3, 2009, the Company approved the replacement of the Cavanal Hill Intermediate Bond fund with the existing PIMCO Total Return Fund.

SUPPLEMENTAL SCHEDULE

BOK FINANCIAL 401(k) PLAN
(formerly, the BOK Financial Thrift Plan for Salaried Employees)

FORM 5500 SCHEDULE H; LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

EIN: 73-0780382 PLAN #: 002

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, or Maturity Value	(e) Current Value

*	BOK Financial Corporation	BOKF Common Stock	$21,000,318

*	Cavanal Hill Funds	Cash Management Fund	17,523,637
		Intermediate Bond Fund	7,931,488

.	SEI Funds	Stable Asset Fund	11,548,152

	American	Balanced Fund	4,001,531
		Growth Fund of America	6,012,083

	Neuberger and Berman	Genesis Trust Fund	17,419,722

	Dodge and Cox	Stock Fund	14,632,341

	Vanguard	Institutional Index	13,179,762
		Mid-Cap Index	1,345,689

	Columbia	Midcap Value Z Fund	2,459,615

	T Rowe Price	New Horizons	1,735,493

	Pimco	Total Return Institutional Fund	564,942

*	Bank of Oklahoma, N.A. Managed Allocation Portfolio (MAP)	MAP 2010 Fund	2,484,477
		MAP 2020 Fund	4,451,642
		MAP 2030 Fund	5,084,643
		MAP 2040 Fund	3,259,798
		MAP 2050 Fund	597,171
		MAP 2060 Fund	6,614

*	Bank of Oklahoma, N.A. Strategic Allocation Fund (SAF)	International Strategic Allocation Fund	6,127,945

	Self-directed common stocks, bonds and registered investment companies	Common stocks, bonds and registered investment companies	1,610,003

*	Participant loans	Interest rates ranging from 3.25% to 7.25%	5,230,652

			$148,207,718

*Indicates Party-in-interest to the Plan.

Column (d) is not applicable as all investments are participant directed.